February 6, 2025

Wahid Nawabi
Chief Executive Officer
AeroVironment Inc
241 18th Street South, Suite 650
Arlington, Virginia 22202

       Re: AeroVironment Inc
           Registration Statement on Form S-4
           Filed on January 31, 2025
           File No. 333-284651
Dear Wahid Nawabi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Drew Capurro